THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

April 28, 2010

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490

Dear Mr. Owings:

In response to your letter of comments dated April 26, 2010, please be advised as follows:

Use of Proceeds

1.  The Use of Proceeds section has been revised to reflect $75,000, $112,500 and $150,000.

Dilution

2.  The disclosure requested is now consistent with the Use of Proceeds section.

Background of our sole officer and director

3.  The information has been updated to comply with amendments to Item 401 of Regulation S-K that are effective February 28, 2010.

Note 5 – Income Tax

4.  Note 5 has been revised.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490
April 28, 2010
Page 2

Note 7 – Subsequent Event

5.  Page 27 has been corrected to reflect $230.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:hdw

cc: Eastern World Solutions, Inc.